Eight Pines Securities, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization - Eight Pines Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer; operations commenced May 22, 2012. The Company is a wholly owned subsidiary of Variant Capital Advisors, LLC and is a member of the Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that engages in private placement of securities and does not carry customer accounts, hold customer funds or securities or introduce accounts on a fully-disclosed basis to a clearing firm.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - During 2015, revenues consisted of Capital Raise Fees income, Client Expense Reimbursed income, and other miscellaneous income.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes - The Company is a limited liability company under the Internal Revenue Code. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalents. There were no cash equivalents at December 31, 2015. Cash and cash equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2015, there were no accounts with balances that exceeded the FDIC limits.

Subsequent events - The Company has evaluated events and transactions that occurred between December 31, 2015 and February 22, 2016, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Eight Pines Securities, LLC

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $21,345 which was $16,345 in excess of the required capital of $5,000.

The Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 20.37 to 1.

NOTE 3 - Transactions with Related Company

The Company is affiliated with another professional corporation who provides most of the administrative services under a shared expense operating agreement. The financial statements are not necessarily indicative of the conditions that would have existed, or the results of operations that would have occurred, had the Company been an unaffiliated company. The Company reimbursed its affiliated company in 2015 for shared administrative expenses including compensation, rent, overhead, etc. in the amount of $72,017.

NOTE 4 – SIPC Assessment

The Company is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.